Filed Pursuant to Rule 433
Registration No. 333-172513
May 18, 2011
PRICING TERM SHEET
In addition to the securities described in the preliminary prospectus supplement, the Issuer is also issuing a series of 0.700% Notes due 2013. Certain of the terms of the 0.700% Notes due 2013 are described below. In addition to the terms described below, the section of the preliminary prospectus supplement entitled “Description of the Notes”, except for the subsection entitled “ — Optional Redemption”, and the section of the base prospectus entitled “Description of Debt Securities” relate to the description of the 0.700% Notes due 2013.

0.700% Notes due 2013
Issuer:	Johnson & Johnson
Security:	0.700% Senior Unsecured Notes due 2013
Size:	$500,000,000
Maturity Date:	May 15, 2013
Coupon:	0.700%
Interest Payment Dates:	Paid semi-annually on May 15 and November 15, commencing November 15, 2011
Price to Public:	99.902%
Underwriting Discount:	0.175%
Benchmark Treasury:	0.625% due May 15, 2013
Benchmark Treasury Price and Yield:	100-04, 0.560%
Spread to Benchmark Treasury:	19 bps
Yield:	0.750%
Optional Redemption:	May not be redeemed before maturity
Trade Date:	May 18, 2011
Expected Settlement Date:	May 20, 2011
CUSIP / ISIN:	478160BD5 / US478160BD57
Joint Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co.
Senior Co-Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. The Williams Capital Group, L.P.
Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. RBC Capital Markets, LLC Santander Investment Securities Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or RBS Securities Inc. toll-free at 866-884-2071.